UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  October 24, 2008                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                    OCTOBER 20, 2008

            ROCHESTER PROVIDES UPDATED NI-43-101 TECHNICAL REPORT ON
                      MINA REAL PROPERTY, NAYARIT, MEXICO

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I) is pleased to announce that an updated technical report has been prepared on the Mina Real Property in Nayarit, Mexico dated Sept. 30, 2008 by Victor A. Jaramillo, M.Sc. (A), and P.Geo. of Discover Geological Consultants Inc. Mr. Jaramillo on his most recent visit to the Mina Real Project was able to review geological work completed to date, such as drill data, examine drill core, underground geological information, geochemical data and maps of the property.

To view the entire 43-101 Technical Report please click here.
[Note filed on EDGAR Oct 29, 2008 also]

Or please visit our website at www.rochesterresources.com.

SIGNIFICANT HIGHLIGHTS FROM THE REPORT INCLUDE:

A geological potential has been estimated for the Florida-4 vein system taking into consideration parameters that are discussed in the report. This potential is provided in ranges as required by NI 43-101 reporting standards.

For the lower end range = 225m depth x 2,000m length x 0.50m wide x 2.5 s.g. = 562,500 TONNES with grades of 4.0 g/t gold and 60 g/t silver

For the upper end range = 450m depth x 2,000m length x 1.0m wide x 2.5 s.g. = 2,250,000 TONNES with grades of 8 g/t gold and 100 g/t silver

The range provided includes the following assumptions:

1. A very well mineralized mining horizon that ranges from 1350m to 900m elevation;
2. A vein width ranging between 0.5m and 1.5m(we will use 1.0m for upper range);
3.   A 2.0 kilometre strike length as defined from surface outcrop;
4.   A specific gravity of 2.5

The above geological potential is for ONE vein only. The Mina Real Property comprises approximately 20 veins that have been identified to date (see figure
1). The writer believes the geological potential to be considerable.

Cautionary statement: Investors are cautioned that the potential quantity indicated above is conceptual in nature. At this time, there has been insufficient exploration to define a mineral resource below the current inferred resources, and it is uncertain if further exploration will result in the discovery of these mineral resources.

Previous news that was released dated July 24, 2008 reported grades from surface trenching at Florida 4. The results indicate similar surface results to what was encountered on surface and above the zone of favourable mineralization at Florida 3. Some of the results previously reported from this trenching program include:

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                                TRENCHING RESULTS

TRENCH #                    WIDTH            AU (G/T)          AG (G/T)

No. 1                       1.40m              2.49               62
No. 5                       5.80m              4.82               131
No. 6                       0.80m              2.15               68
No. 7                       0.70m              5.97               44
No. 10                      2.60m              6.53               80
No. 11                      1.40m              3.26               68
No. 12                      0.70m              1.13               50
No. 13                      1.80m              3.63               64
No. 14                      1.40m              0.82               475
No. 15                      1.10m              1.93               59
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The  author  noted that at the Mina Real  Project,  the  presence  of high grade gold-silver quartz-adularia veins and stockwork veinlets in the country rocks bears many geological similarities to Sleeper, Nevada; McLaughlin, California; Hishikari, Japan and Golden Cross and Martha Hill, New Zealand, all of which were or are significant gold producers.

The author who is a QP as defined by NI 43-101, has read and approved the contents of this news release.

FIGURE 1:

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
   MAP OF VEINS IN THE MINA REAL PROPERTY (VEINS ARE SHOWN AS RED LINEAMENTS)

ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DR. ALFREDO PARRA                     Empire Communications Inc.
----------------------                    Tel: 604-484-0068
Dr. Alfredo Parra,                        Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com


ABOUT ROCHESTER RESOURCES LTD.:

Rochester s a junior gold/silver producer engaged in the production and the continued exploration and development of its Mina Real and Santa Fe Properties located in the State of Nayarit, Mexico. Nayarit is located in the Sierra Madre Occidental range, the most productive epithermal precious metal region in the world, which hosts the majority of Mexico's gold and silver deposits. The Company substantially completed the construction of a cyanidation processing plant at the end of December 2006. Initial milling operations commenced in January 2007 with the commissioning process being completed by May 31, 2007. The Company has, in a very compressed time frame, acquired, developed and brought into production a gold property in Mexico. The Company now has an operating mill which is generating cash flow from operations. The Company is also implementing an exploration and development program utilizing funds raised in the capital markets and cash flow from operations to define resources to support future mining and production.


FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.